Exhibit 17.1

From: international.company <ksma0001@yahoo.com>
Sent: April 20, 2022 12:59 PM
To: Brian Payne <brian@cenbiotechinc.com>
Subject: for Mr.Brian

Brian,

Please accept this email as my resignation from all positions in Cen biotech Canada effective immediately.

Yours truly

Usamakh Saadikh

Best regards Dr.Usama